October 11, 2002

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450th  5th Street, NW
Washington, DC 20549

RE:      SEPARATE ACCOUNT KG OF FIRST ALLMERICA FINANCIAL LIFE
         INSURANCE COMPANY ("FAFLIC")

         CIK NO.  0001019143

         REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM N-4
         FILE NO. 333-98455                 ACCESSION NO.:  0000912057-02-033019

Dear Ms. Peng:

On August 21, 2002, the Separate Account KG ("Registrant"; File No. 811-07769) of First Allmerica Financial Life Insurance Company ("FAFLIC") filed the above-referenced initial registration statement (File No. 333-98455) on Form N-4 for certain flexible payment deferred variable annuity contracts to be sold in New York.

The registration statement has not yet gone effective and no securities were sold in connection with the offering. FAFLIC has undergone a recent change in strategic direction. As a result of this change and as a result of current economic conditions, we are no longer moving forward with the marketing of the above product in the distribution channel originally contemplated. FAFLIC therefore has determined that it is appropriate to withdraw registration statement File No. 333-98455 at this time.

The Registrant hereby requests withdrawal of the registration statement on Form N-4, File No. 333-98455, pursuant to Rule 477(a) under the Securities Act of 1933. If there are any questions concerning this request, please contact the undersigned at 508-855-3729.

                                              Very truly yours,

                                              /s/ Rachel Creutz Rhodes

                                              Rachel Creutz Rhodes
                                              Asst. Vice President and Counsel